VIDAVU

The photo album of the 21st century: transform stories into captivating digital experiences


vidavu®
Your Moments Matter™

vidavu.com Phoenix, AZ

Highlights

1. Our team has already created a proven world-class, enterprise Digital Experience Platform (DXP).
2. "The 21st Century photo album" represents huge market size: Every Instagram user s/b a Vidavu user.
3. The platform is built. Users are signing up. We have no debt. Now, it's time for growth!
4. Our leadership team has extraordinary connections to future acquirers.

Team



Jeff Swaim SPV Voting Proxy

A philanthropist, iconoclast and serial entrepreneur committed to improving the quality of life on our small planet. I've lived an extremely lucky and amazing life --with many business and personal successes. Vidavu is my encore project.

vidavu.com



Jerry Norman Director Strategic Partnerships

Accomplished C-level executive, with extensive experience and connections in the memorial and legacy space. Jerry was an early-stage investor in Xfluence, the team that created a highly successful enterprise digital experience platform.

xfluence.io



Mohamed Fawzan Chief Technology Officer

Accomplished technology engineer with extensive experience in cloud, tech stack, and platform development. Mohamed also taught computer science at the University level and was responsible for building the Xfluence digital experience platform.

xfluence.io



Bryon Taylor Chief Marketing Officer

Bryon is a senior-level digital marketing executive with over 20 years of experiences working on world-class brands like Air Walk, Ford, Microsoft, Starbucks. He was a critical part of the brand and management team at Xfluence.

xfluence.io

Pitch Deck


Be Your Own
Limited Edition.
We're in the business of story-telling and "digital experiences"—so no boring Powerpoint or PDF to explain how and why we are going to change the world. Visit our interactive video business plan: www.vidavubizplan.com
vidavu®

Memo

Visit our interactive video business plan here: www.vidavubizplan.com It even features an interactive investment calculator so you can see the value and path to winning.

Why no pitch deck? It's because we are in the business of story-telling and digital experiences -- a boring powerpoint or PDF could never come close to conveying the vision, strategy, and plan we have to change the world. We hope you'll join us on our journey.

Following is a short executive summary:

VIDAVU — COMPANY OVERVIEW

Vidavu is building the photo album of the 21st century.

Billions of people now create photos and videos every day, yet much of that content ultimately becomes digital clutter—stored on phones, in the cloud, or buried in social feeds. Vidavu is an AI-powered storytelling platform designed to transform those digital assets into meaningful experiences that can be preserved, shared and passed on.

The Solution

Vidavu enables users to transform their photos, videos and stories into curated digital and physical experiences, including interactive flipbooks, digital cubes, REALZ video frames, memorial tributes, sports highlights, wedding books and other keepsakes. Its Quizzards provide guided templates that help users turn ordinary content into professionally structured stories and experiences.

The Market Opportunity

Vidavu is designed around life's most meaningful moments rather than a single market vertical. Initial target segments include memorials, pets, sports, weddings, education, births and babies, travel, nonprofits, personal milestones and hobbies. Specialized properties—including Legacy Garden, Rainbow Bridge Project, ChampionU and YearbookU—provide focused entry points into several of these markets while operating within the broader Vidavu ecosystem.

Business Model & Growth Strategy

Vidavu operates using a freemium SaaS model supplemented by premium subscriptions, paid digital and physical products, property-specific revenue, sponsored experiences and partnership opportunities. The company's policy is not to sell user data.

The platform has already been built and products are shipping. Vidavu's growth strategy combines influencer-driven consumer acquisition, strategic partnerships and a creator ecosystem that enables independent creators to develop and monetize experiences using

ecosystem that enables independent creators to develop and monetize experiences using the platform.

Competitive Position

Today's market is fragmented. Cloud platforms such as Apple iCloud and Google Photos primarily store content, while traditional photo companies such as Shutterfly and Snapfish focus largely on individual products. Other competitors serve specialized categories such as memorials. Vidavu's strategy is to bring AI-assisted creation, storytelling, digital experiences and physical outputs together within one ecosystem spanning multiple life events and market verticals.

Foundation & Leadership

Vidavu's technology was incubated through the same team that created Xfluence, an enterprise digital-experience and performance-marketing company whose experience includes major brands such as AT&T, Ford, Microsoft, Starbucks and UnitedHealth. Vidavu's leadership brings experience across entrepreneurship, technology, creative development and strategic partnerships.

At its core, Vidavu has a simple mission: use technology to transform the world's digital photo memories into experiences worth sharing.

#Vidavu #LifeView #BeYourOwnLimitedEdition

Downloads

- Vidavu-UseofProceeds-082026.pdf
- Vidavu-BizPlan-Print-V4W-08016.pdf